SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2002**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from .... to...

Commission file number: **000-24561**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: RESOURCE BANK STOCK AND 401(k) SAVINGS PLAN (the "Plan").

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Resource Bankshares Corporation. – 3720 Virginia Beach Boulevard, Virginia Beach, Virginia 23452

Required Information

The following financial statements and schedules included with this Form 11-K have been prepared in accordance with the financial reporting requirements of ERISA:

1. Statements of Net Assets Available For Benefits as of December 31, 2002 and 2001.

2. Statements of Changes in Net Assets Available For Benefits for the years ended December 31, 2002 and 2001.

3. Notes to Financial Statements.

4. Supplemental Schedules.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Resource Bank Stock and 401(k) Savings Plan
(Name of Plan)

Date November 3, 2003

(Signature) Lawrence N. Smith
(Plan Trustee)

#580261

CONSENT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
Resource Bankshares Corporation

We hereby consent to the incorporation by reference in this Registration Statement on Form 11-K of Resource Bankshares Corporation of our report dated August 19, 2003, except for note 10 as to which the date is September 22, 2003, relating to the statements of net assets available for benefits of Resource Bank Stock and 401(k) Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits and supplemental schedule for the year ended December 31, 2002.

Goodman + Company, LLP

Norfolk, Virginia
November 3, 2003

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
December 31, 2002 and 2001

RESOURCE BANK STOCK AND 401(k) SAVINGS PLAN

Goodman & Company

CPAs ◦ Specialized Services ◦ Financial Planning

RESOURCE BANK STOCK AND 401(k)
SAVINGS PLAN

INDEX

Goodman & Company

CPAs ◦ Specialized Services ◦ Financial Planning

REPORT OF INDEPENDENT AUDITORS

Plan Administrator
Resource Bank Stock and 401(k)
Savings Plan

We were engaged to audit the financial statements and supplemental schedules of ***Resource Bank Stock and 401(k) Savings Plan*** as of December 31, 2002 and 2001, and for the year ended December 31, 2002, as listed in the accompanying index. These financial statements and supplemental schedules are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 3, which was certified by Security Trust Company, the custodian of the Plan, except for comparing such information with the related information included in the financial statements and supplemental schedules. We have been informed by the plan administrator that the custodian holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the custodian as of December 31, 2002 and 2001 and for the year ended December 31, 2002, that the information provided to the plan administrator by the custodian is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and supplemental schedules taken as a whole. The form and content of the information included in the financial statements and supplemental schedules, other than that derived from the information certified by the custodian, have been audited by us in accordance with auditing standards generally accepted in the United States of America and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Goodman + Company, L.L.P.

Norfolk, Virginia
August 19, 2003
Except for Note 10 as to which the date is
September 22, 2003

One Commercial Place, Suite 800, Norfolk, VA 23510-2119
ph: 757.624.5100 fax: 757.624.5233 www.goodmanco.com

RESOURCE BANK STOCK AND 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2002	2001
Investments	$ 6,056,918	$ 4,661,930
Receivables		
Participant contributions	26,120	21,850
Employer contribution	43,939	8,804
Accrued interest	152	5,585
Total receivables	70,211	36,239
Net assets available for benefits	$ 6,127,129	$ 4,698,169

The accompanying notes are an integral part of these financial statements.

RESOURCE BANK STOCK AND 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2002

Additions to net assets attributed to		
Investment income (loss)		
Net depreciation in fair value of investments	$	(26,103)
Interest and dividends		122,826
		96,723
Contributions		
Participant		1,145,300
Employer		458,680
Rollovers		91,213
		1,695,193
Total additions		**1,791,916**
Deductions from net assets attributed to		
Benefits paid to participants		310,265
Administrative expenses		52,691
Total deductions		**362,956**
Net change		**1,428,960**
Net assets available for benefits		
Beginning of year		**4,698,169**
End of year	**$**	**6,127,129**

The accompanying notes are an integral part of these financial statements.

December 31, 2002 and 2001

1. Description of Plan

The following description of the ***Resource Bank Stock and 401(k) Savings Plan*** (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Resource Bank (Company). It is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions

Each year, participants may contribute up to 15 percent of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company contributes 50 percent of the first 6 percent of compensation that a participant contributes to the Plan. Additional Company contributions may be made at the option of the Company's board of directors. Company contributions are invested in Company stock. Contributions are subject to certain limitations.

Participants Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings, and charged with an allocation of administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after two years of credited service.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at rates that range from 8.25 percent to 9.5 percent which are commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions.

Forfeited Accounts

At December 31, 2002 forfeited nonvested accounts totaled $81,052. These accounts will be allocated to participants based on compensation. Participants must be employed on the last day of the plan year to share in the allocation of forfeited accounts.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive a lump sum amount equal to the value of the participant's vested interest in his or her account, or annual installment payments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value except participant loans. Quoted market prices are used to value investments. Participant loans are stated at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3. Information Certified by Custodian

The plan administrator has elected the alternative method of compliance permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the ERISA. Accordingly, as permitted under such election, the plan administrator instructed the Plan's independent auditors not to perform any auditing procedures with respect to the following information certified by Security Trust Company, the custodian of the Plan, as complete and accurate, except for comparing such information certified by the custodian to information included in the Plan's financial statements and supplemental schedules. The Plan's financial information, which was certified by Security Trust Company includes plan investments as of December 31, 2002 and 2001 of $6,056,918 and $4,584,491 (total investments of $4,661,930 less investments held by other custodian of $77,439), respectively, and investment income for the year ended December 31, 2002 of $96,723.

4. Investments

The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31, 2002	December 31, 2001
Scudder Kemper Blue Chip - A, 31,211 and 21,337 shares, respectively	$ 392,005	$ 346,514
Scudder Kemper Aggressive Growth - A, 24,086 and 19,941 shares, respectively	232,433	282,570
Janus Advisor Capital Appreciation, 21,619 and 18,457 shares, respectively	387,405	393,321
Resource Bank common stock, 192,942 and 154,624 shares, respectively	3,966,888	2,812,404

During 2002, the Plan's investments (including gains and losses in investments bought and sold, as well as held during the year) depreciated in value by $26,103 as follows:

Mutual funds	$ (432,224)
Common stock	406,121
	$ (26,103)

5. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2002 and 2001 and for the year ended December 31, 2002 is as follows:

	2002	2001
Net assets		
Resource Bank common stock	$ 1,038,196	$ 551,471
Employer contribution receivable	43,939	8,804
	$ 1,082,135	$ 560,275
Change in net assets		
Contributions	$ 458,680	
Benefits paid to participants	(32,152)	
Dividends	13,751	
Appreciation in value	81,581	
	$ 521,860	

6. Related Party Transactions

Certain plan investments are shares of stock in Resource Bank, the plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. Fair market value of the Plan's assets are based on quotes from an active market.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

8. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 25, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

9. Risk and Uncertainties

The Plan's assets are invested in various financial instruments, including mutual funds investing in stocks, bonds and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and amounts reported in the financial statements.

10. Subsequent Event

In August 2003, Fulton Financial Corporation agreed to acquire Resource Bank. The effect this acquisition will have on the Plan has not been determined.

* * * * *

SUPPLEMENTAL SCHEDULE I

RESOURCE BANK STOCK AND 401(k) SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

SCHEDULE H, LINE 4i

EIN 54-1414459 PLAN 001

December 31, 2002

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Scudder Kemper	84,821 shares of Cash Reserves - A	$ **	$ 84,821
	Scudder Kemper	27,884 shares U.S. Government - A	**	245,938
	Scudder Kemper	24,052 shares of Total Return - A	**	180,394
	Scudder Kemper	43,344 shares of S&P 500 Stock - A	**	238,394
	Scudder Kemper	31,211 shares of Blue Chip - A	**	392,005
	Scudder Kemper	24,086 shares of Aggressive Growth - A	**	232,433
	Scudder Kemper	15,309 shares Technology - A	**	114,509
	Security Trust Company	37,868 shares of Cash	**	37,868
	American Funds	6,514 shares of Income Fund - A	**	93,483
	Dreyfus	1,639 shares of Premium Core Bond - A	**	23,617
	Lord Abbett	4,979 shares of Affiliated - A	**	52,424
	Janus	21,619 shares Janus Advisor Capital Appreciation	**	387,405
*	Resource Bank	192,942 shares of common stock	3,220,626	3,966,888
*	Participant loans	Maturing through September 2005, interest rates ranging from 8.25% to 9.5%, collateralized by participant accounts.	**	6,739
			$ 3,220,626	$ 6,056,918

* - Identified as party-in-interest
** - Cost omitted for participant directed investments

See report of independent auditors.

RESOURCE BANK STOCK AND 401(k) SAVINGS PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

SCHEDULE H, LINE 4j

EIN 54-1414459 PLAN 001

Year Ended December 31, 2002

Identity of party involved	Description of asset	Purchase price	Selling price	Cost of assets	Net gain or (loss)
Resource Bank	Common stock	$ 437,296	$ -	$ 437,296	$ -
Resource Bank	Common stock	-	32,152	26,100	6,052
		$ 437,296	$ 32,152	$ 463,396	$ 6,052

This schedule presents transactions in any security for which the aggregate of such transactions in the security exceed five percent of plan assets at January 1, 2002.

See report of independent auditors.